Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Announces results of 2025 AGM

Vancouver, B.C. Canada, November 26, 2025 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (the “Company”), developer of the global AdTech platform delivering safe privacy-first, mobile gamer engagement at scale, is pleased to announce the results of its 2025 Annual General Meeting.

ANNUAL GENERAL MEETING

At the Annual General Meeting of the Shareholders held on November 25, 2025, in Vancouver, Canada, the shareholders of the Company:

(a) Elected to set the number of directors to be 6.

FOR	AGAINST	NOT VOTED
55,594,410	18,132	2

(b) Elected the following persons to serve as directors until the next annual meeting or until their successors are duly qualified:

Mr. T. M. Williams

Mr. J. M. Williams

Mr. E. Ben Tora

Ms. F. Curtis (Non Executive Director)

Mr. C. Kalborg (Non Executive Director)

Mr. M. David (Non Executive Director)

Election of the Directors of the Company.

NOMINEE	FOR	WITHHOLD	NOT VOTED
Mr. T. M. Williams	54,518,153	12,898	1,081,493
Mr. J. M. Williams	54,520,091	10,960	1,081,493
Mr. E. Ben Tora	54,520,091	10,960	1,081,493
Ms. F. Curtis	54,498,153	32,898	1,081,493
Mr. C. Kalborg	54,520,091	10,960	1,081,493
Mr. M. David	54,520,091	10,960	1,081,493

(c) Approved the selection of Davidson & Company LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2025.

FOR	WITHHOLD	NOT VOTED
55,610,844	1,700	nil

(d) The ratification of the Company’s existing 10% “rolling” stock option plan (the “2024 Option Plan”).

The shareholders ratified, the existing 2024 Stock Option Plan which was approved by the shareholders at the 2024 Annual General Meeting.

FOR	AGAINST	NOT VOTED
54,487,241	43,810	1,081,493

(e) The ratification of the Company’s new 10% “rolling up to 10% and fixed up to 10%” equity awards plan (the “Equity Awards Plan”).

The Equity Awards Plan is intended to complement the existing 2024 Stock Option Plan to provide the Company with the means to encourage, attract, retain and motivate eligible participants by granting rights to receive, for no additional consideration, cash or common shares in the capital of the Company. Equity Awards under the Equity Awards Plan shall be granted only to Directors, Officers, Employees, Management Company Employees or Consultants of the Company and its subsidiaries.

The Company may issuance equity awards fixed up to 10% of the Company’s outstanding share capital. The Board approved and adopted the Equity Awards Plan on March 20, 2025.

The shareholders ratified, the new Equity Awards Plan.

FOR	AGAINST	NOT VOTED
54,355,339	175,712	1,081,493

Mr. Jason Williams will continue as CEO of the Kidoz Inc. organization and Mr. T. M. Williams, will continue to serve as Chairman.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech platform delivering safe mobile gamer engagement at scale. Originally built to protect kids, Kidoz also now empowers advertisers to intelligently engage and target audiences of all ages across the entire mobile gaming ecosystem, using privacy-first contextual targeting that includes users who have opted out of personal data tracking. Its comprehensive privacy-first technology features proprietary SDK integrations, Kidoz Privacy Shield, and the Kite IQ contextual AI engine to support compliant, high-performance ad delivery aligned with COPPA, GDPR-K, and global privacy standards. Google-certified and Apple-approved, the Kidoz platform reaches more than a billion users worldwide. Trusted by leading brands including LEGO, Mattel, Disney, and McDonald’s, Kidoz enables app developers to monetize their apps while delivering higher returns through managed and programmatic solutions, including SSP, DSP, and Ad Exchange capabilities.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.